

Mail Stop 3561

October 6, 2017

Robert D. Ferris
Chief Executive Officer
VirTra, Inc.
7970 S. Kyrene Rd.
Tempe, AZ 85284

> **Re: VirTra, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 11, 2017**
> **File No. 024-10739**

Dear Mr. Ferris:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular

General

1. We note that the offering circular contains a large number of blanks. Please fill in the missing information in the next amendment or advise.

2. We note that you have redacted certain information from Exhibit 6.4 and that you reference a confidential treatment request for the information made by another company. Please note that you will also need to make your own confidential treatment request in order to redact information from an exhibit you file. Please advise regarding the status of your confidential treatment application. Please also note that the confidential treatment request must be completed before we act on a request for qualification of the Form 1-A. Please refer generally to Rule 251(e) of Regulation A.

Cover Page

3. Refer to the table on page 3. Please revise the table to disclose comparable information based on the total minimum and maximum amounts of the offering. Refer to Item 501(b)(3) of Regulation S-K.

Use of Proceeds, page 21

4. We note your disclosure that you plan to use the net proceeds for general corporate purpose including working capital. Please revise to more specifically identify and quantify the principal intended uses of the net proceeds. If you are unable to be more specific, please revise to state that you currently have no specific plan for the proceeds and explain why you are conducting this offering. Refer to Item 504 of Regulation S-K.

Description of Business, page 30

5. Please briefly expand to explain your international operations and what countries you do business in or advise. In this regard, please also briefly expand the discussion under "Regulatory Matters," at page 37, as applicable or advise.

Director Compensation, page 50

6. Please revise to include the table and information required by Item 402(r) of Regulation S-K.

Index to Exhibits

7. We note that the materials on the FlashFunders website (www.flashfunders.com/virtra) appear to include an investor presentation. Please file this presentation as an exhibit or tell us why you are not required to do so. Additionally, please revise the materials to include the information required by Rule 255(b) of Regulation A.

Signatures

8. Please revise the second half of your signature page to include the signature of your principal accounting officer. Refer to Instruction 1 to Signatures on Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Melissa Gilmore at (202) 551-3777 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Lazarus Rothstein, Esq.
        Legal & Compliance, LLC